EXHIBIT 99.2

Notice of annual general meeting

TELKOM SA LIMITED (Registration number 1991/005476/06) JSE and NYSE share code: TKG ISIN: ZAE000044897

11th Annual General Meeting of Telkom Shareholders

Notice is hereby given that the 11th Annual General Meeting of the Shareholders of Telkom SA Limited will be held at VodaWorld, 082 Vodacom Boulevard, Lever Road, Midrand on August 27, 2003 at 12:00 to conduct the following business:

1.	To receive the Annual Financial Statements for the year ended March 31, 2003.

2.	To appoint the Company’s auditors until the conclusion of the next Annual General Meeting.

3.	To approve the Telkom Management Share Option Plan (“MSOP”) and the Telkom Employee Share Ownership Plan (“ESOP”). (The salient features of the MSOP and ESOP are contained overleaf.)

4.	To place under the control of the Directors 33 421 909 ordinary shares in the authorised but unissued share capital of the Company in terms of Section 221(2) of the Companies Act to allot and issue up to:

•	27 851 591 of such shares to participants in terms of the MSOP in accordance with the terms and conditions of the MSOP and any amendments thereto; and

•	5 570 318 of such shares to participants in terms of the ESOP in accordance with the terms and conditions of the ESOP and any amendments thereto.

5.	To consider and, if deemed fit, to pass, with or without modification, the following special resolutions:

5.1	Special Resolution 1
“Resolved that Clause 33.1.1 of the Company’s Articles of Association be amended as follows:

“The Directors may meet, adjourn and otherwise regulate their meetings as they think fit, provided however, that the Board shall meet at least once a quarter, and any Director shall be entitled to convene or direct the Secretary to convene a meeting of the Directors.”

The reason for this resolution is to amend the Articles of Association of the Company to reduce the minimum number of Board meetings per year from 6 to 4.

5.2	Special Resolution 2

“Resolved that the Company, or a subsidiary of the Company, be authorised, subject to the limitations set out in the provisos to this Special Resolution 2, by way of a general approval, to acquire ordinary shares in the issued share capital of the Company from time to time, upon such terms and conditions and in such amounts as the Directors of the Company and/or its subsidiaries may from to time to time decide, but always subject to the provisions of the Companies Act, 61 of 1973, as amended (“Companies Act”) and the Listings Requirements (“Listings Requirements”) from time to time of the JSE, which general approval shall endure until the following Annual General Meeting of the Company (whereupon this approval shall lapse unless it is renewed at the aforementioned Annual General Meeting, provided that this approval shall not extend beyond fifteen months from the date of registration of this Special Resolution 2), provided that neither the Company nor any subsidiary of the Company shall acquire any ordinary shares in the issued share capital of the Company unless, prior to the implementation of the first such acquisition:

•	the Company ensures that its sponsor provides the JSE with the necessary report on the adequacy of the working capital of the Company and its subsidiaries in terms of the Listings Requirements; and

•	the Company provides the JSE with a written statement and confirmation by the Directors of the Company to the effect that, after considering the effect of such acquisition:

- the Company and the Group are at the time of the relevant acquisition, or would after the implementation of the relevant acquisition be, able to pay their debts as they become due in the ordinary course of business, for a period of at least 12 months from the date of their statement;

- the assets of the Company and the Group, would, after the implementation of the relevant acquisition, be in excess of the liabilities of the Company and the Group, for a period of at least 12 months from the date of their statement. For this purpose, the assets and liabilities of the Company and the Group will be recognised and measured in accordance with the accounting policies used in the latest audited annual group financial statements of the Company;

- the share capital and reserves of the Company and the Group would, after the implementation of the relevant acquisition, be adequate for the ordinary business purposes, for a period of at least 12 months from the date of their statement; and

-	the working capital of the Company and the Group would, after the implementation of the relevant acquisition, be adequate for ordinary business purposes, for a period of at least 12 months from the date of their statement,

•	and prior to the implementation of any further such acquisition that is implemented within the 12-month period referred to above, the Company provides the JSE with a written statement and confirmation by the directors of the Company to the effect that the provisions of the Companies Act have been complied with in respect of such further acquisition.

It is recorded that the Listings Requirements currently require, inter alia, that the Company may acquire ordinary shares in the Company pursuant to a general approval if:

•	such repurchase does not exceed 20% of the Company’s issued ordinary share capital in any one financial year;

•	such repurchase is implemented on the open market of the JSE;

•	such repurchases are not made at a price more than 10% above the weighted average of the market value of the Company’s ordinary shares for the five business days immediately preceding such repurchase; and

•	an announcement is published by the Company as soon as ordinary shares constituting, on a cumulative basis, 3% of the number of ordinary shares in issue at the time the general approval is granted (“initial number”) have been repurchased and thereafter, after each 3% in aggregate of the initial number has been repurchased, containing full details of such repurchases.”

The effect of this resolution and the reason for it is to grant the Company and its subsidiaries a general approval in terms of the Companies Act to facilitate the acquisition of the Company’s own shares, which general approval shall be valid until the earlier of the next Annual General Meeting of the Company or its variation or revocation of such general approval by special resolution by any subsequent general meeting of the Company, provided that the general approval shall not extend beyond fifteen months from the date of such meeting. Such general approval will provide the Directors with flexibility to effect a repurchase of the Company’s shares, should it be in the interest of the Company to do so at any time while the general approval is in force. At the present time the Directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

Board statement recommending approval

The Board of Directors recommends that the shareholders approve the above resolutions.

By order of the Board

V V Mashale Company Secretary

July 30, 2003

TELKOM SA LIMITED (“Telkom” or “the Company”) (Registration number: 1991/005476/06) JSE and NYSE share code: TKG ISIN: ZAE000044897

FORM OF PROXY

(For completion by certificated shareholders and

For use at the Annual General Meeting to be held at 12:00 on Tuesday, 27 January 2004, at NBSC Building, 61 Oak Avenue, Techno Park, Centurion, South Africa.

A member entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend, vote and speak in his/her stead at the Annual General Meeting. A proxy need not be a member of the Company.

I/We (name in block letters)
being a member/members of the Company and entitled to votes, do hereby appoint
of
failing him/her
of
or failing him/her the Chairman of the Annual General Meeting as my/our proxy to represent me/us at the Annual General Meeting to be held at 12:00 on Tuesday, 27 January 2004 or at any adjournment thereof, as follows:

	Ordinary business	FOR	AGAINST	ABSTAIN

(1)	To receive the annual financial statements for the year ended 31 March 2003

(2)	To transact such other business as may be transacted at an Annual General Meeting

Special business

Ordinary Resolution 1 To approve the Telkom Conditional Share Option Plan

(3.2)

Ordinary Resolution 2
To place 22 281 272 shares in the issued ordinary
share capital of the company under the control of the
directors to allot and issue to participants of the
Telkom Conditional Share Plan

(4.1)	Special Resolution 1 To amend Clause 33.1.1. of the Company’s Article Of Association

(4.2)	Special Resolution 2 Authority to buy back the Company’s shares

And generally to act as my/our proxy at the said Annual General Meeting. (Indicate with an “X” on the relevant number of votes, in the applicable space, how you wish your votes to be cast. Unless otherwise directed the proxy will vote as he/she thinks fit.

Signed this day of 2004

Signature of members Assisted by (where applicable)

Please read the notes on the reverse side hereof

NOTES TO THE FORM OF PROXY

1.	A shareholder may insert the name of a proxy or the names of two alternative proxies of his/her choice in the pace(s) provided, with or without deleting “the Chairman of the Annual General Meeting”, but any such deletion or insertion must be initialed by the shareholder. Any insertion or deletion not complying with the aforegoing will be declared not to have been validly effected. The person whose name stands first on the proxy form and who is present at the Annual General Meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the Chairman of the Annual General Meeting.

A shareholder’s instructions to the proxy must be indicated by the insertion of an “X” or the relevant number of votes exercisable by that shareholder in the appropriate box provided. An “X” in the appropriate box indicates the maximum number of votes exercisable by that shareholder. Failure to comply with the above will be deemed to authorise the proxy to vote or abstain from voting at the Annual General Meeting as he/she deems fit in respect of all the shareholder’s votes exercisable thereof. A shareholder of his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded, may not exceed the maximum number of votes exercisable by the shareholder or by his/her proxy.

To be effective, completed proxy forms must be lodged with the Company’s South African transfer secretaries in Johannesburg not less than 48 hours before the time appointed for the holding of the Annual General Meeting. As the meeting is to be held at 12:00 on Tuesday, 27 January 2004, proxy forms must be lodged not later than Friday, 23 January 2004.

The completion and lodging of this proxy form will not preclude the relevant shareholder from attending the Annual General Meeting and speaking and voting in person thereat instead of any proxy appointed in terms hereof.

The Chairman of the Annual General Meeting may reject or accept any proxy from which is completed and/or received other than in compliance with these notes.

Any alteration to this proxy form, other than a deletion of alternatives, must be initialed by the signatories.

Documentary evidence establishing the authority of the person signing this proxy form in a representative or other legal capacity must be attached to this proxy form unless previously recorded by the Company or the transfer secretaries or waved by the Chairman of the Annual General Meeting.

Where there are joint holders of shares:

8.1	any one holder may sign the proxy form; and

8.2	the vote of the senior shareholder (for that purpose seniority will be determined by the order in which the names of the shareholders appear in the Company’s register) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the votes(s) of the other joint shareholders.

This	proxy form is not for completion by those shareholders who have dematerialised their shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository Participant (CSDP). Such shareholder should provide their CSDP, broker or nominee with their voting instructions.

South African transfer secretaries Computershare Limited Ground Floor, 70 Marshall Street Johannesburg, South Africa 2001 (PO Box 61051, Marshalltown, 2107)